# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TERAWULF INC., CIK 0001083301
CUSIP: 88080T104
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: 9 FEDERAL STREET, EASTON, Maryland (MD), 21601
Date of event which requires filing of this statement: 08/28/2025
Amends the filing with accession number 0001104659-24-061897
Filed by CIK 0001885426
Persons authorized to receive notices and communications: Bayshore Capital LLC, 53 Palmeras Street, Suite 601, San Juan, Puerto Rico (PR), 00901, 410-770-9500

## Reporting persons
- Bayshore Capital LLC (CIK 0001885426): type of reporting person: other (OO); citizenship or place of organization: Puerto Rico (PR); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 19,826,021; shared voting power 0; sole dispositive power 19,826,021; shared dispositive power 0; aggregate amount beneficially owned 19,826,021 (4.8% of the class)
  Comment: Based on 407,944,157 shares of common stock, par value $0.001 per share ("Common Stock"), of TeraWulf Inc. (the "Issuer") issued and outstanding as of August 25, 2025, as set forth in the Issuer's Preliminary Proxy Statement on Schedule 14A filed on August 28, 2025. Aggregate amount beneficially owned includes 1,587,302 warrants, exercisable at any time at the option of the holder thereof for an equal number of fully paid and non-assessable shares of the Common Stock.
- Bryan J. Pascual (CIK 0001897085): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 20,076,021; shared voting power 0; sole dispositive power 20,076,021; shared dispositive power 0; aggregate amount beneficially owned 20,076,021 (4.9% of the class)
  Comment: Based on 407,944,157 shares of Common Stock of the Issuer issued and outstanding as of August 25, 2025, as set forth in the Issuer's Preliminary Proxy Statement on Schedule 14A filed on August 28, 2025. Aggregate amount beneficially owned includes 2,500 shares of the Issuer's Series A Convertible Preferred Stock, initially convertible into Common Stock at a rate of 100 shares per $1,000 of liquidation preference, and 1,587,302 warrants, exercisable at any time at the option of the holder thereof for an equal number of fully paid and non-assessable shares of the Common Stock.

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.001 per share
Name of issuer: TERAWULF INC.
Address of issuer's principal executive offices: 9 FEDERAL STREET, EASTON, Maryland (MD), 21601
Comment: This Amendment ("Amendment") amends and supplements the original Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on December 23, 2021, as amended by Amendment No. 1 thereto, filed with the Commission on March 15, 2022, Amendment No. 2 thereto, filed with the Commission on September 2, 2022, Amendment No. 3 thereto, filed with the Commission on October 4, 2022 and Amendment No. 4 thereto, filed with the Commission on October 14, 2022, the Amendment thereto, filed with the Commission on December 16, 2022, Amendment No. 1 thereto, filed with the Commission on February 6, 2023, Amendment No. 2 thereto, filed with the Commission on March 2, 2023 and Amendment No. 3 thereto, filed with the Commission on May 15, 2024 (as amended, the "Original Schedule 13D") and is filed by (i) Bayshore Capital LLC, a Puerto Rico limited liability company ("Bayshore"), and (ii) Mr. Bryan Pascual (each, a "Reporting Person" and, collectively, the "Reporting Persons"), relating to the shares of the common stock, par value $0.001 per share (the "Common Stock"), of TeraWulf Inc. (formerly known as Telluride Holdco, Inc.), a Delaware corporation (the "Issuer"). Capitalized terms used but not defined herein shall have the meaning set forth in the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction: On August 28, 2025, the Issuer filed its Preliminary Proxy Statement on Schedule 14A, in which it reported that there were 407,944,157 shares of Common Stock issued and outstanding as of August 25, 2025, which resulted in a decrease in the percentage of shares of Common Stock beneficially owned by the Reporting Persons as disclosed in Item 5 of this Amendment due to the dilution caused by the issuance of additional shares of Common Stock by the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is amended as follows:

References to percentage ownerships of the Common Stock in this Schedule 13D are based on 407,944,157 shares of Common Stock of the Issuer issued and outstanding as of August 25, 2025, as set forth in the Issuer's Preliminary Proxy Statement on Schedule 14A filed on August 28, 2025.

(i) As of the date of this Amendment, Bayshore may be deemed to be the beneficial owner of 19,826,021 shares of the Common Stock (approximately 4.8% of the Common Stock), which it holds directly. Bayshore may be deemed to have sole voting and dispositive power with respect to such shares of the Common Stock.

(ii) As of the date of this Schedule 13D, Mr. Bryan Pascual may be deemed to be the beneficial owner of 20,076,021 shares of the Common Stock (approximately 4.9% of the Common Stock). Of such 20,076,021 shares of the Common Stock, Mr. Bryan Pascual has a beneficial ownership interest with respect to 19,826,021 shares of the Common Stock by virtue of the BJP Revocable Trust's position as the controlling member of Bayshore, and with respect to 250,000 shares of the Common Stock into which the shares of Series A Convertible Preferred Stock held by the BJP Revocable Trust were initially convertible as of March 21, 2022. Mr. Bryan Pascual may be deemed to have sole voting and dispositive power with respect to the 20,076,021 shares of the Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On August 28, 2025, the Reporting Persons ceased to beneficially own more than 5% of the outstanding shares of Common Stock. As a result, this Amendment serves as an exit filing for each of the Reporting Persons.

## Signatures
- Bayshore Capital LLC: /s/ Bryan J. Pascual, Chief Executive Officer, President, Secretary (08/29/2025)
- Bryan J. Pascual: /s/ Bryan J. Pascual, Bryan J. Pascual (08/29/2025)